FORM AW

ONESPAWORLD HOLDINGS LIMITED

Harry B. Sands, Lobosky Management Co. Ltd.

Shirley House, 253 Shirley Street

P.O. Box N-624

City of Nassau, Island of New Providence, Commonwealth of The Bahamas

May 8, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OneSpaWorld Holdings Limited (the “Company”)

Rule 477 Application for Withdrawal

Post-Effective Amendment No. 1 on Form S-1 to Registration Statement on Form S-4 (File No. 333-228359)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Post-Effective Amendment No. 1 on Form S-1 to Registration Statement on Form S-4 (File No. 333-228359) initially filed with the Commission on April 9, 2019, together with all exhibits thereto (together, the “Amendment”). The Company is withdrawing the Amendment in response to comments received from the staff of the Division of Corporation Finance of the Commission and has filed a Registration Statement on Form S-1 (File No. 333-230950) covering the same transaction. The Amendment was not declared effective by the Commission under the Act, and none of the Company’s securities were sold pursuant to the Amendment.

If you have any questions regarding this request for withdrawal, please contact Christian O. Nagler of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4660.

Sincerely,

/s/ Stephen B. Lazarus

Stephen B. Lazarus

Chief Operating Officer and Chief Financial Officer